787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 19, 2015

VIA EDGAR

Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bernstein Fund, Inc. (the “Registrant”)
Initial Registration Statement filed on Form N-1A
International Strategic Equities Portfolio
International Small Cap Portfolio
Small Cap Core Portfolio
(each, a “Portfolio” and collectively, the “Portfolios”)
Securities Act File No. 333-207065;
Investment Company Act File No. 811-23100

Dear Mr. Oh:

This letter responds to comments on the above-referenced Registration Statement that you provided in a letter dated October 21, 2015.

For your convenience, the substance of your comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. The Registration Statement included two prospectuses and two statements of additional information (“SAI”) for two sets of share classes: i) SCB Class and Advisor Class shares (“Prospectus 1” and “SAI 1”), and ii) Class A, Class C, Advisor Class, Class R, Class K, Class I, and Class Z shares (“Prospectus 2” and “SAI 2”). Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. Unless noted otherwise, Item references are to the item number set forth in the Registration Statement.

GENERAL

Comment No. 1: Please provide exchange ticker symbols on the front cover page of the prospectus and SAI and all other information that is currently missing or in brackets in the prospectus and the SAI in advance of the effective date of the filing.

Response: The Registrant has supplied the ticker symbols with respect to those classes that the Manager expects to launch after the date of effectiveness and will supply other missing information in advance of the effective date of the filing.

PROSPECTUS – SUMMARY INFORMATION

Fees and Expenses of the Fund

Comment No. 2(a): Per Instruction 1(a) to Item 3, please round all decimal figures to the nearest hundredth of one percent for the International Strategic Equities Portfolio.

Response: The Registrant has made the requested change.

Comment No. 2(b): Please disclose any expense reimbursements or fee waiver arrangements as prescribed by Instruction 3(e) to Item 3 for the International Strategic Equities Portfolio.

Response: The Registrant respectfully notes that the expense reimbursements and fee waivers for each Portfolio are disclosed as applicable.

Comment No. 2(c): Please confirm that the fee waiver described in footnote c to the fee table will continue for at least one year from the effective date of the filing.

Response: The Registrant confirms that the fee waiver for each Portfolio will be in effect for no less than one year from the effective date of the Registration Statement.

Comment No. 2(d): Please identify who can terminate the fee waiver(s) and under what circumstances. Instruction 3(e) to Item 3.

Response: The Registrant confirms that only the Board of the Registrant can in its discretion terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Comment No. 2(e): In the same waiver footnote, please define the term “AB Mutual Funds.”

Response: The Registrant has made the requested change.

Comment No. 2(f): For the Small Cap Core Portfolio, please delete the last two line items in the Annual Portfolio Operating Expenses table with respect to any applicable waivers. A fee waiver and/or expenses reimbursement line item should not be included in the table if it does not impact the total fees. Instruction 3(e) to Item 3.

Response: The Registrant has made the requested deletion and incorporated the fee waiver information as a footnote to Total Annual Portfolio Operating Expenses.

Principal Strategies

Comment No. 4(a): The International Strategic Equities Portfolio and the International Small Cap Portfolio each has a name that includes the term “International.”

(i): In each case, please disclose the percentage of its assets the Portfolio “will invest in companies located in at least three countries other than the United States.”

Response: The Registrant believes that the current disclosure that “the Manager will invest in companies located in at least three countries other than the United States” is appropriate and consistent with SEC guidance on this topic. Nevertheless, the Registrant has revised the principal strategies of the International Strategic Equities Portfolio to reflect that the Portfolio will invest its assets primarily (under normal circumstances, at least 65% of net assets) in equity securities of issuers that make up the MSCI ACWI ex-US Index, and has revised the principal strategies of the International Small Cap Portfolio to reflect that under normal circumstances, the Portfolio will invest at least 65% of its net assets in companies located outside the U.S.

(ii): Please explain how those assets are economically tied to the applicable country.

Response: The Registrant has revised the principal strategies of each of the International Strategic Equities Portfolio and the International Small Cap Portfolio to disclose that in determining a company’s location for purposes of the Portfolio’s investment policies and restrictions, the Manager may consider: (1) the company’s place of domicile; (2) where the company has an established presence and conducts its business; and (3) where the company conducts a significant part of its economic activities.

Comment No. 4(b): Given that the Portfolio invests in derivative instruments, please review the fund’s principal investment strategies and principal risks disclosure to ensure that the information is not generic or standardized and describes the actual derivative instruments and the associated principal risks that the fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Portfolios are aware of the Staff’s observations and concerns stated in the 2010 letter to the ICI regarding disclosure by an investment company of its use of derivatives. The Portfolios believe that their current disclosure accurately reflects their current expected utilization of derivative instruments and that their disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

Comment No. 4(c): Please explain supplementally to the staff how a Portfolio values derivatives for purposes of calculating compliance with the Portfolio’s 80% test.

Response: Each Portfolio counts derivatives that are related to its 80% policy in its calculation of the 80% test. A Portfolio normally uses the mark-to-market value of the derivatives for purposes of determining compliance with the 80% investment policy, although the notional amount of the derivatives may be used in certain circumstances where it would be more appropriate to do so.

Comment No. 4(d): The fourth paragraph indicates that the Fund may engage in swaps transactions.

(i): Please disclose the type(s) of swap transactions that the Portfolio may utilize.

Response: The Registrant confirms that currency swaps and total return swaps, as described in the Prospectus in the section entitled “Additional Investment Information, Special Investment Techniques and Related Risks – Derivatives – Swaps”, are the types of swaps transactions in which the Portfolios are currently expected to engage.

(ii): If the Fund may engage in total return swaps, please note that an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Registrant is aware of the guidance provided in Release 10666 and that the Commission or Staff may, in the future, issue additional guidance regarding the use of derivatives, including total return swaps, and such guidance may impact the manner in which the Registrant currently applies asset coverage requirements.

Principal Risks

Comment No. 5: Please provide risk disclosure corresponding to the specific types of equity securities and ADRs and GDRs identified in the second to last sentence of the first paragraph under the principal strategies summary on page 5.

Response: ADRs and GDRs are identified as potential investments as part of the Portfolio’s principal strategy to invest at least 80% of its total assets in equity securities, not because they themselves constitute a separate principal strategy or a principal risk of the Portfolio. The Registrant notes that Market Risk, which includes certain risks related to investments in equity securities, is identified as a principal risk. Consequently, the Registrant believes that no revision is necessary in response to this comment.

Performance Information

Comment No. 6: Please reconcile the description of how to obtain performance information from the website referenced in the second paragraph in Prospectus 1 with that of Prospectus 2, i.e., the two prospectuses direct the reader to different websites.

Response: The two prospectuses intentionally direct the reader to different websites because they are marketed to different investors. Specifically, Prospectus 1 is directed at private clients of the Bernstein organization and Prospectus 2 is directed at retail investors.

Additional Investment Information, Special Investment Techniques and Related Risks

Comment 7(a): The introductory paragraph states that this section describes both principal and non-principal investment strategies and risks. Please revise this section to separately discuss principal and non-principal strategies and risks in subsections, with principal coming first.

Response: Each Portfolio’s principal strategies and risks are identified in the corresponding Summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits a Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Portfolios believe that they have identified their principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 7(b): If the Portfolios may engage in “Short Sales,” as discussed on pages 27-28, please add if applicable a line item to the fee tables for short expenses, e.g., dividends paid on the stocks sold short.

Response: Short sales are not expected to be a principal strategy of the Portfolios, and the expenses of any short sales are expected to constitute less than 1 basis point of each Portfolio’s expenses. Therefore, the Registrant believes that additional disclosure in the fee tables is not necessary.

Comment 7(c): For “Portfolio Holdings” on page 28, if these policies and procedures are also available on the Fund’s website, so state.

Response: The Registrant confirms that these policies and procedures are not available on the Portfolios’ website.

Comment 7(d): Under “Temporary Defensive Positions” on page 28, please disclose the effect of taking a temporary defensive position, i.e., that the Portfolio may not achieve its investment objective.

Response: The Registrant has added the requested disclosure to the Prospectuses.

Investing in the Portfolios

Comment 8(a): In the first sentence of the second paragraph under “Procedures-For All Portfolios” on page 30 of Prospectus 1 (and under “How to Buy Shares” on page 32 of Prospectus 2), please describe what constitutes “proper form” or provide a cross-reference to where the term is more fully described in the prospectus, e.g., third paragraph on page 31 of Prospectus 1 (or “Required Information” on page 33 of Prospectus 2).

Response: The Registrant believes that the term “proper form” is commonly used in mutual fund disclosure and is adequately explained in the Registration Statement. The Registrant is not aware of any widespread investor confusion regarding the use of the term and respectfully submits that additional disclosure is unnecessary.

Comment 8(b): In the second paragraph under “Sales Charge Reduction Programs for Class A Shares” on page 35 of Prospectus 2, please confirm the accuracy of the website identified.

Response: The Registrant has reviewed the referenced website and confirmed that it is correct.

Comment No. 8(c): In “Systematic withdrawal plan” on page 32, please explain the term “book-entry.”

Response: The Registrant has removed the term “book-entry” from the Prospectus.

Comment No. 8(d): Frequent Purchases and Redemptions of Portfolio Shares (page 32)

(i): For clarity, in the third paragraph under “Risks Associated with Excessive or Short-term Trading” on page 33, please give examples of thinly traded/illiquid securities.

Response: The Registrant has added the requested disclosure.

(ii): “Account Blocking Procedures” on page 34 indicates that remedial actions “may” take place and are therefore discretionary. Please add risk disclosure related to their subjective and therefore discretionary nature, i.e., remedial actions may not be applied uniformly and therefore, some investors may be treated differently than others, resulting in the risk that some investors may be allowed to market time while others will bear the effects of such market timing.

Response: The Registrant discloses that it will take remedial action. The use of the term “may” refers to the different types of action that the Registrant could utilize depending on the circumstances. The Registrant believes that the current disclosure adequately describes the nature of such remedial actions.

(iii): As appropriate, please reconcile the disclosure provided under this section in Prospectus 1 and Prospectus 2 (page 40) where the introductory paragraphs vary somewhat and the last two paragraphs appearing on page 34 of Prospectus 1 do not appear on page 42 of Prospectus 2.

Response: The Registrant has conformed the introductory paragraphs and removed the last two referenced paragraphs from Prospectus 1.

How the Portfolios Value their Shares

Comment No. 9: Please provide the disclosure required by Item 11(a)(3) regarding the national/local/regional holidays on which the Portfolios shares will not be priced.

Response: The Registrant believes that this information has been adequately disclosed in the following sentence: “Each Portfolio’s NAV is calculated at the close of regular trading on any day the Exchange is open (ordinarily, 4:00 p.m., Eastern time, but sometimes earlier, as in the case of scheduled half-day trading or unscheduled suspensions of trading).” (emphasis added).

Management of the Portfolios

Comment No. 10(a): Rather than provide disclosure regarding the waiver agreement in footnote “*”, please provide it as part of the narrative and revise the last sentence of the third paragraph under “Investment Manager” accordingly.

Response: The Registrant has made the requested change.

Comment No. 10(b): Please explain to the staff how the Retirement Plan Services fee discussed on page 38 is reflected in the amount provided as “Other Expenses” in the fee tables for the International Strategic Equities and Small Cap Core Portfolios on, respectively, pages 4 and 14 where the amount provided by each portfolio is less than 0.12%.

The same applies to the transfer agency and retirement plan services discussed on pages 44-45 of Prospectus 2 as it relates to “Other Expenses” in the fee tables.

Response: The Registrant notes that the 0.12% fee is applicable to retirement plan assets only, not to all Portfolio assets. With respect to the 0.25% fee for sub-transfer agency and recordkeeping services, the Registrant already discloses that to the extent any of the payments are made by the Portfolios, they are included in the amount appearing opposite the caption “Other Expenses.”

Dividends, Distributions and Taxes

Comment No. 11: Please confirm this section and “Taxes” beginning on page 58 of SAI 1 are current and accurate and in doing so, please note the variance in the disclosure provided in Prospectus 1 and 2 (page 46).

Response: The Registrant has conformed the disclosure in the tax sections of each Prospectus and confirmed the accuracy of the tax disclosure in the prospectuses and SAIs.

Glossary

Comment No. 12: Please confirm the relevance of all defined terms, e.g., unless part of a principal investment strategy omitted from the summaries, it is unclear why “Municipal securities” or “Rule 144A securities” need to be defined.

Response: The Registrant has removed unused defined terms.

STATEMENT OF ADDITIONAL INFORMATION

Front Cover Page

Comment No. 13(a): Please provide a toll-free number in the second to last paragraph on the front cover page.

Response: The Registrant notes that the Instruction to Item 14(a)(3) of Form N-1A states that a toll free or collect number must be listed. A collect number is listed on the cover page of the SAI.

Comment No. 13(b): For consistency, please reconcile the disclosure provided in SAI 1 with that of SAI 2.

Response: The strategy and risk disclosure of the SAIs has been conformed. Certain disclosure differs because the SAIs offer different share classes and are marketed through different distribution channels.

Comment No. 14: In the first paragraph under “Investment Strategies and Related Risks,” please confirm that the reference to the caption “Additional Information about Investment Process” is accurate.

Response: The Registrant has removed the reference to “Additional Information about Investment Process”.

Temporary Defensive Positions and Fixed-Income Securities

Comment No. 15(a): For more complete disclosure in the prospectus, please incorporate the disclosure provided in the first paragraph into the section “Temporary Defensive Positions” on page 28 of Prospectus 1.

Response: The Registrant has made the requested change.

Comment No. 15(b): The disclosure in the second paragraph is not clear. Please consider describing below-investment grade securities “(also known as junk bonds)” similar to the disclosure for “Non-U.S. Below Investment-Grade Bonds” on page 5.

Response: The Registrant has revised the above-referenced paragraph to clarify that it relates to the investment-grade securities in which the Portfolios may invest, rather than below-investment grade securities, and that the securities having speculative characteristics are those rated BBB, A-2 or SP-2 by S&P, BBB or F-2 by Fitch or Baa or P-2 by Moody’s, rather than investment grade securities generally.

Directors and Officers and Principal Holders of Securities

Comment No. 16(a): Please consider converting the paragraph following the footnotes on page 33 into another footnote for the captions “Interested Director” and “Independent Directors” appearing in the table on page 31.

Response: The Registrant has moved the descriptions of “Independent Directors” and “Interested Directors” into a footnote to the table.

Comment No. 16(b): Please consider inserting the subcaption “Board Committees” just before the fourth paragraph under “Risk Oversight” on page 35.

Response: The Registrant has made the requested change.

Comment No. 16(c): Please provide if applicable the disclosure required by items 18(a) and (b) regarding, respectively, control persons and principal holders.

Response: The Registrant has made the requested change.

Management of the Fund

Comment No. 17(a): At the end of the first sentence of the second paragraph following the management fee table on page 40, please clarify what entity “AllianceBernstein” is meant to reference.

Response: The Registrant has revised the disclosure to clarify that “AllianceBernstein” refers to “AllianceBernstein L.P.” or the “Manager.”

Comment No. 17(b): For clarity, in the second paragraph following the management fee table on page 40, please identify which class of shares is subject to the Shareholder Servicing Agreement.

Response: The Registrant has revised the disclosure to clarify that the SCB Class is subject to the Shareholder Servicing Agreement.

Comment No. 17(c): Footnotes 1 through 3 at the bottom of page 42 are redundant, please consider utilizing one footnote.

Response: The Registrant has made the requested change.

Comment No. 18: Please confirm the accuracy of the last sentence under “Transfer Agency Agreement” on page 65 of SAI 2 given, for example, that the fee table on page 4 of Prospectus 2 indicates that Class R has the highest Transfer Agent fee.

Response: The Registrant has removed the above-referenced sentence.

Comment No. 19: Disclosure regarding frequent trading beginning on page 54 as required by Item 11(e) should be and is already provided in the prospectus (page 32). Therefore, please confirm that the prospectus disclosure is complete rather than having any additional details provided in the SAI, i.e., the disclosure describing frequent trading procedures as required by Item 11(e) should be provided in its entirety in the prospectus.

Response: The Registrant confirms that the disclosure regarding frequent trading procedures is provided in its entirety in the Prospectus. The Registrant wishes to retain this disclosure in both the Prospectus and SAI and respectfully declines to revise the SAI in response to this comment.

Comment No. 20: On page 79 of SAI 2, please note that the discussion under “Choosing a Class of Shares for Group Retirement Plans” omits any comparisons with Class C shares although they too are eligible for certain group retirement plans as discussed on page 78.

Response: The types of group retirement plans eligible to purchase Class C shares are generally not eligible to purchase shares of the classes discussed under “Choosing a Class of Shares for Group Retirement Plans.” Therefore, it would not be appropriate to discuss Class C shares in a section discussing choosing among share classes.

Comment No. 21: Please reconcile the last two paragraphs under “Redemption” and appearing on pages 89 and 90 which differentiate between redemptions of shares for which no share certificates have been issued and those represented by share certificates with the second sentence of the second to last paragraph on page 71 of SAI 2 which states that the “Fund will not issue share certificates representing shares of the Fund.”

Moreover, why would the same paragraph on page 71 make reference to lost certificates being replaced if the prior sentence is true.

Response: The Registrant confirms that no share certificates will be issued for these Portfolios and has revised the above-referenced disclosure to clarify this point.

Custodian, Transfer Agent, Counsel, Independent Registered Public Accounting Firm and Financial Statements

Comment No. 22(a): In light of the caption, after the disclosure about accountants, please disclose that the SAI does not include financial statements because these are new Portfolios.

Response: The Registrant has made the requested change.

Comment No. 22(b): For consistency and clarity, please consider the use of subcaptions in SAI 1 similar to those provided on page 115 of SAI 2.

Response: The Registrant has made the requested change.

Comment No. 22(c): Please modify the corresponding caption on page 115 of SAI 2 for principal underwriter and code of ethics and proxy voting guidelines.

Response: The Registrant has made the requested change.

Comment No. 22(d): On page 115 of SAI 2, please provide disclosure in response to Item 25(a)(1) regarding the principal underwriter.

Response: The Registrant has revised the disclosure to state that the principal underwriter, ABI, is not obligated to sell any specific amount of shares and will purchase shares for resale only against orders for shares.

Comment No. 23: Please delete Appendix A or explain to the staff the relevance of a description of bond ratings for Portfolios that invest primarily in equity securities.

Response: The Registrant believes that Appendix A is relevant because bond ratings are referenced in various sections (such as “Temporary Defensive Positions”) that discuss the potential of the Portfolios to invest in fixed income securities.

PART C

Comment No. 24: Please explain to the staff the basis for providing no initial capital agreement as exhibit 28(l) and the “Not applicable” response to Item 35.

Response: The Registrant will provide a Certificate of Initial Shareholder as exhibit 28(l). The Registrant has declined to change the response to Item 35 because it will have the necessary net worth required by Section 14 of the 1940 Act by the time of the effectiveness of the Registration Statement.

Comment No. 25: With respect to Item 31, please be more complete and specific in terms of where to find the required disclosure.

Response: The Registrant has updated the cross-references to be more specific.

Financial Statements, Exhibits, and Certain Other Information

Comment No. 26: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Registrant confirms it will file any financial statements, exhibits, and any other required disclosure by pre-effective amendment.

* * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Very truly yours,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

cc:	Nancy E. Hay, AllianceBernstein L.P.
P. Jay Spinola, Willkie Farr & Gallagher LLP